Filing Desk                                                        June 16, 2004

Re: Descorp, Inc., Amendment No. 2 to Form SB-2, filed June 7, 2004, File No. 333-112335

This letter is to request the withdrawal of Amendment No. 2 to Form SB-2, filed on June 7, 2004, effective immediately. A significant material error was discovered subsequent to the filing. The filing is to be replaced by Amendment No. 3 to Form SB-2, anticipated to be filed as of the date hereof.

Descorp, Inc.


By: /s/ David Stephens
   ------------------------
   David Stephens
   President